UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )

CEREVEL THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

15678U 128

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons BC Perception Holdings, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds SC, WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 60,300,063 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 60,300,063 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,300,063 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 47.4%
14	Type of Reporting Person PN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Cerevel Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 131 Dartmouth Street, Suite 502, Boston, Massachusetts 02116.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by BC Perception Holdings, LP, a Delaware limited partnership (the “Reporting Person”).

Bain Capital Fund XII, L.P., a Cayman Islands exempted limited partnership (“Fund XII”), is the sole member of BCPE Perception GP, LLC, a Delaware limited liability company (“Perception GP”), which is the general partner of the Reporting Person. Bain Capital Partners XII, LLC, a Cayman limited liability Company (“Partners XII”), is the general partner of Fund XII. Bain Capital Investors, LLC, a Delaware limited liability company (“BCI,” and collectively with the Reporting Person, Perception GP, Fund XII and Partners XII, the “Bain Capital Entities”), is the manager of Partners XII. As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person. Voting and investment decisions with respect to securities held by the Bain Capital Entities are made by the managing directors of BCI.

(b) The principal business address for each of the Bain Capital Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

(c) Each of the Bain Capital Entities is principally engaged in the business of investment in securities.

(d) During the last five years, none of the Bain Capital Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Bain Capital Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Person, Perception GP and BCI is organized under the laws of the State of Delaware. Each of Fund XII and Partners XII is organized under the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration

On October 27, 2020 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Business Combination”) pursuant to a Business Combination Agreement, dated July 29, 2020 (as amended on October 2, 2020) (the “Business Combination Agreement”), by and among ARYA Sciences Acquisition Corp II (“ARYA”), Cassidy Merger Sub 1, Inc., a wholly-owned subsidiary of ARYA, and Cerevel Therapeutics, Inc (“Cerevel”). On the Closing Date, Cassidy Merger Sub 1, Inc. merged with and into Cerevel, with Cerevel continuing as the surviving company and a wholly-owned subsidiary of ARYA. In connection with the closing of the Business Combination, ARYA changed its name to Cerevel Therapeutics Holdings, Inc.

In accordance with the terms of the Business Combination Agreement, (i) at the effective time of the Business Combination (“Effective Time”), each share of Cerevel outstanding as of immediately prior to the Effective Time was exchanged for shares of Common Stock based on an implied Cerevel vested equity value of $780,000,000 and (ii) on the Closing Date prior to the Effective Time, each Class A ordinary share of ARYA was converted into one share of Common Stock. As a result, the Reporting Person received (i) 49,961,943 shares of Common Stock in consideration for the equity securities of Cerevel held by the Reporting Person prior to the Business Combination and (ii) 338,120 shares of Common Stock upon conversion of Class A ordinary shares held by the Reporting Person prior to the Business Combination.

In addition, on the Closing Date, the Reporting Person purchased 10,000,000 shares of Common Stock from ARYA at a price of $10.00 per share pursuant to the terms of a Subscription Agreement, dated July 29, 2020 (the “Subscription Agreement”), by and between ARYA and the Reporting Person. The Reporting Person used its own working capital to acquire such shares of Common Stock.

References to and the description of the Subscription Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement, which is attached hereto as Exhibit A and incorporated by reference herein.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the securities reported herein for investment purposes. In its capacity as a significant stockholder of the Issuer with the right to representation on the board of directors of the Issuer, the Reporting Person intends to take an active role in working with the Issuer’s management and the board of directors on operational, financial and strategic initiatives. The Reporting Person reviews and intends to continue to review, on an ongoing and continuing basis, its investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Item 5.	Interest in Securities of the Issuer

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, the Reporting Person holds 60,300,063 shares of Common Stock, representing approximately 47.4% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 127,123,954 shares of Common Stock issued and outstanding, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2020.

As a result of the voting arrangements described below under Item 6 of this Schedule 13D, the Reporting Person and Pfizer Inc. (“Pfizer”) may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended. As of October 27, 2020, based on publicly available information, Pfizer owns 27,349,211 shares of Common Stock, or 21.5% of the outstanding shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by Pfizer.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Amended and Restated Registration and Shareholder Rights Agreement

On October 27, 2020, the Reporting Person entered into an Amended and Restated Registration and Shareholder Rights Agreement (the “Registration and Shareholder Rights Agreement”) with the Issuer and certain other stockholders of the Issuer, including Pfizer.

Board Representation

Under the Registration and Shareholder Rights Agreement, each of the Reporting Person and Pfizer agreed to cast all votes to which such entities are entitled for each such entities director nominees as set forth below. For so long as the Reporting Person holds an amount of the Issuer’s equity securities that is equal to 50% or more of the amount of securities it held as of the closing of the Business Combination (“Closing”), the Reporting Person is entitled to nominate four directors, with such right (i) decreasing to three directors at such time when the Reporting Person holds equal to or greater than 35% but less than 50% of the amount of securities it held as of Closing; (ii) decreasing to two directors at such time when the Reporting Person holds equal to or greater than 20% but less than 35% of the amount of securities it held as of the Closing; (iii) decreasing to one director at such time when the Reporting Person holds equal to or greater than 5% but less than 20% of the amount of securities it held as of the Closing; and (iv) terminating at such time when the Reporting Person holds less than 5% of the amount of securities it held as of the Closing. For so long as Pfizer holds an amount of the Issuer’s equity securities that is equal to 50% or more of the amount of securities it held as of the Closing, it shall be entitled to nominate two directors, with such right (i) decreasing to one director at such time when Pfizer holds equal to or greater than 20% but less than 50% of the amount of securities it held as of the Closing; and (ii) terminating at such time when Pfizer holds less than 20% of the amount of securities it held as of the Closing. Additionally, for so long as the Reporting Person holds an amount of the Issuer’s equity securities that is equal to 60% or more of the amount of securities it held as of the Closing, it shall be entitled, with the prior written consent of Pfizer (which consent may not be unreasonably withheld, conditioned or delayed), to nominate two unaffiliated directors to the Issuer’s board of directors.

The Reporting Person has designated each of Christopher Gordon, Adam Koppel, M.D., Ph.D. and Gabrielle Sulzberger to serve on the Issuer’s board of directors. Mr. Gordon is a Managing Director of BCI and Dr. Koppel is a Managing Director of Bain Capital Life Sciences Investors, LLC. In addition, Drs. Dekkers and Riedel were selected to serve on the Issuer’s board of directors by the Reporting Person, subject to the written consent of Pfizer, as directors who are not affiliated with any investor. The Reporting Person has the right to designate a fourth director pursuant to the Registration and Shareholder Rights Agreement but has not elected a fourth director to date.

Pursuant to the Registration and Shareholder Rights Agreement, to the fullest extent permitted by law, the doctrine of corporate opportunity and any analogous doctrine will not apply to (i) the Reporting Person, (ii) any member of the Issuer’s board of directors or (iii) any affiliate, partner, advisory board member, director, officer, manager, member or shareholder of the Reporting Person who is not the Issuer’s or any of its subsidiaries’ full-time employee (any such person listed in (i), (ii) or (iii) being referred to herein as an External Party).

Registration Rights

The Registration and Shareholder Rights Agreement provides the following registration rights:

•

Demand registration rights. At any time after the Closing Date, the Issuer will be required, upon the written request of the Reporting Person, Pfizer, ARYA Sciences Holdings II or the Perceptive Life Sciences Master Fund Ltd. (collectively, the “Sponsor Holders”), to file a registration statement and use reasonable best efforts to effect the registration of all or part of their registrable securities. The Issuer is not obligated to effect any demand registration if a demand registration or piggyback registration was declared effective or an underwritten shelf takedown was consummated within the preceding 90-day period.

•

Shelf registration rights. At any time after the Closing Date, the Issuer will be required, upon the written request of any Sponsor Holder, to file a shelf registration statement pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), and use reasonable best efforts to effect the registration of all or a portion of their registrable securities. Promptly upon receipt of a shelf registration request, the Issuer is required to deliver a written notice to all other Sponsor Holders and shall offer each such Sponsor Holder the opportunity to include its registrable securities in such shelf registration statement. At any time the Issuer has an effective shelf registration statement with respect to a Sponsor Holder’s registrable securities, such Sponsor Holder is permitted make a written request to effect a public offering, including pursuant to an underwritten shelf takedown, provided that the Issuer is not obliged to effect any underwritten shelf takedown if a demand registration or piggyback registration was declared effective or an underwritten shelf takedown was consummated within the preceding 90-day period.

•

Piggyback registration rights. At any time after the Closing Date, if the Issuer proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, the Sponsor Holders are entitled to include their registrable securities in such registration statement.

•

Expenses and indemnification. All fees, costs and expenses of underwritten registrations will be borne by the Issuer and underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The Registration and Shareholder Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and holders of registrable securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

•	Lock-up. Notwithstanding the foregoing, each Sponsor Holder agreed not transfer any securities of the Issuer for 180 days following the Closing Date, subject to certain customary exceptions.

Preemptive Rights

Under the Registration and Shareholder Rights Agreement, in the event that the Issuer proposes to issue any capital stock, subject to certain customary exceptions (“New Securities”), each Sponsor Holder has the right to purchase, in lieu of the person to whom the Issuer proposed to issue such New Securities, its pro rata proportion of such New Securities. Such preemptive rights will terminate on the earlier to occur of the seventh anniversary of the Closing and (i) in the case of the Reporting Person, the date on which the Reporting Person beneficially owns less than 50% of the amount of securities it held at Closing.

References to and the description of the Registration and Shareholder Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration and Shareholder Rights Agreement, which is attached hereto as Exhibit B and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Subscription Agreement, by and between ARYA Sciences Acquisition Corp II and BC Perception Holdings, LP, dated July 29, 2020 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on July 30, 2020).

Exhibit B	Amended and Restated Registration and Shareholder Rights Agreement, by and between Cerevel Therapeutics Holdings, Inc. and the stockholders party thereto, dated October 27, 2020 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 2, 2020).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: November 4, 2020	BC Perception Holdings, LP

	By:	BCPE Perception GP, LLC
its general partner

	By:	/s/ Christopher Gordon
Name: Christopher Gordon
Title: Authorized Signatory